Grant Thornton

GRANT THORNTON LLP
5695 MacArthur Court
Suite 1600
Newport Beach, CA 92660

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Mirae Asset Wealth Management (USA), Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial condition of Mirae Asset Wealth Management (USA) Inc. (and subsidiaries) (the "Company") as of December 31, 2020, and the related consolidated statement of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton

Supplemental information
The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2018.

Newport Beach, California
March 30, 2021

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings USA, Inc.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Current assets:		
Cash and cash equivalents	$	342,850
Accounts receivable		242,557
Income tax receivable		2,610,224
Prepaid expenses and other current assets		105,030
Total Current Assets		3,300,661
Investments, at fair value		8,683,507
Property and equipment, net		891,364
Operating ROU assets		1,473,036
Deferred tax assets		1,977,188
Security deposit		36,716
TOTAL ASSETS	$	16,362,472

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	367,311
Operating lease liability - current		284,914
Total Current Liabilities		652,225
Long-term liabilities:		
Operating lease liability		1,462,418
Security deposit - tenant		8,189
Total Long-term Liabilities		1,470,607
TOTAL LIABILITIES		2,122,832

COMMITMENTS AND CONTINGENCIES (Note 16)

STOCKHOLDER'S EQUITY		
Common stock, par value $ 0.01; 100 shares authorized, 70 issued, and 70 outstanding		—
Additional paid-in capital		8,841,180
Retained earnings		5,398,460
TOTAL STOCKHOLDER'S EQUITY		14,239,640
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	16,362,472

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings USA, Inc.)
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2020

REVENUES		
Advisory revenue	$	931,415
Dividend and interest income		277,922
Rental income		96,586
Realized loss on investment, net		(1,278,730)
Unrealized gain on investment, net		951,980
TOTAL REVENUES		979,173
EXPENSES		
Salaries & related expenses		1,475,654
Professional fees		535,943
Occupancy		464,170
Depreciation and amortization		218,211
Meals, travel & entertainment		34,084
Bad debt expenses		255,413
Communications & data processing		100,204
Promotion cost		7,563
Office expenses		8,419
Insurance		43,648
Regulatory expense		50,662
Other		117,433
TOTAL EXPENSES		3,311,404
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX BENEFITS		(2,332,231)
INCOME TAX BENEFITS		3,174,584
NET INCOME FROM CONTINUING OPERATIONS		842,353
NET LOSS FROM DISCONTINUED OPERATIONS, Net of Taxes		(11,554,981)
NET LOSS	$	(10,712,628)

The accompanying notes are an integral part of this statement.

7

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings (USA), Inc.)
STATEMENT OF CHANGES TO STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2020

| | Common Stock | | Additional Paid-In | | |
	Shares	Amount	Capital	Retained Earnings	Total
Balance as of December 31, 2019	70	$ —	$320,000,000	$ 24,694,834	$ 344,694,834
Distribution to Parent	—	—	(311,158,820)	(8,583,746)	(319,742,566)
Net loss	—	—	—	(10,712,628)	(10,712,628)
Balance as of December 31, 2020	70	$ —	$8,841,180	$ 5,398,460	$ 14,239,640

The accompanying notes are an integral part of this statement.

8

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings USA, Inc.)
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	(10,712,628)
Loss from discontinued operations, net of tax		11,554,981
Income from continuing operations		842,353
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		218,211
Unrealized gain on investment, net		(951,980)
Realized loss on investment, net		1,278,730
Accretion income		4,260
Deferred tax		(3,252,525)
Bad debt expenses		255,413
Change in operating assets and liabilities		
Proceeds from sales of investments, at fair value		59,340,716
Purchases of investments, at fair value		(19,072,789)
Accounts receivable		(930)
Interest receivable		358
Income tax receivable		(1,560,916)
Prepaid expenses and other current assets		14,264
Operating ROU assets		(44,024)
Accounts payable and accrued expenses		50,854
Net cash provided by operating activities – continuing operations		37,121,995
Net cash provided by operating activities – discontinued operations		16,945,660
Net cash provided by operating activities		54,067,655
Cash flows from investing activities		
Net cash used in investing activities – continuing operations		—
Net cash used in investing activities – discontinued operations		(13,895,162)
Net cash used in investing activities		(13,895,162)
Cash flows from financing activities		
Distribution to Parent		(42,379,530)
Net cash used in financing activities – continuing operations		(42,379,530)
Net cash used in financing activities – discontinued operations		(1,000,000)
Net cash used in financing activities		(43,379,530)
Net decrease in cash and cash equivalents, and restricted cash		(3,207,037)
Cash and cash equivalents, and restricted cash, beginning of year		3,549,887
Cash and cash equivalents, end of year	$	342,850

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings USA, Inc.)
STATEMENT OF CASH FLOWS CONTINUED
For The Year Ended December 31, 2020

Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	—
Taxes	$	1,638,855
Supplemental disclosure of noncash activities		
Transfer of net assets to Parent as a distribution-in-kind	$	277,363,036

The accompanying notes are an integral part of this statement.

10

1. ORGANIZATION

Mirae Asset Wealth Management (USA) Inc. ("MAWM" or the "Company") is a wholly-owned subsidiary of Mirae Asset Securities Holdings (USA), Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Mirae Asset Daewoo Co. Ltd. (the "Ultimate Parent"), which changed its name to Mirae Asset Securities on March 24, 2021.

MAWM is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, MAWM is a member of the Securities Investor Protection Corporation ("SIPC").

MAWM was incorporated in Delaware on April 24, 2008 and may act as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. MAWM would execute and clear its U.S. securities trades through a third-party clearing broker. Non-U.S. security trades would clear through its affiliates. These security trades would be settled on a delivery versus payment basis. There have been no such transactions during the year ended December 31, 2020. MAWM also provides investment advisory services in its capacity as a registered investment adviser to retail individuals and corporations.

MAWM is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company operates its U.S. securities business activities pursuant to SEC Rule 15c3-3(k)(2)(ii), and clears such transactions on a fully disclosed basis through its clearing firm; and operates its foreign securities business pursuant to SEC Rule 15c3-3(k)(2)(i), and all foreign securities transactions are cleared on a DVP/RVP basis. In all instances the Company does not hold customer funds or customer securities.

On April 22, 2020, as part of a reorganization among the U.S. entities, the board of directors approved that the Company distributes the equity interest in Mirae Asset Securities and Investments (USA), LLC ("MASI"), a 100% owned subsidiary of the Company, as well as the Company's other assets of approximately $43 million to the Parent. The distribution was made on December 4, 2020. As a result of the distribution, as further described in Note 10, MASI's results of operations until the distribution date have been included in "Net income from discontinued operations, net of taxes" in the accompanying statements of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Given the global economic climate and additional or unforeseen effects from the COVID-19 pandemic, these estimates are becoming more challenging, and actual results could differ from those estimates.

Cash and Cash Equivalents – The Company's cash is held at a major U.S. bank and investment brokerage company. For the purpose of the statement of cash flows, the Company considers cash equivalents to include

short-term, highly liquid investments with original maturity of three months or less. The Company maintains cash balances with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC). As of December 31, 2020, the Company had no restricted cash.

Accounts Receivable -- Accounts receivable are customer obligations due under normal contract terms. Management reviews accounts receivable on a regular basis, based on contracted terms to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Accounts receivable amounting to approximately $255,000 were written off for the year ended December 31, 2020.

Investments – Investment transactions are accounted for on a trade date basis. Realized gains and losses and movements in unrealized gains and losses are recognized in the statement of operations and determined on a first-in-first-out ("FIFO") basis. Investments held will earn dividend income which is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

MAWM is considered to be a broker-dealer within the scope of ASC 940 Financial Services – Brokers and Dealers ("ASC 940"), which require investments to be held at fair value through the statement of operations. Movements in fair value are recorded in the statement of operations at each valuation date.

The Company accounts for its investment purchases and sales on the statement of cash flows based upon the intended purpose of the investment. Purchases and sales of investments made for the purposes of trading and short-term capital appreciation are treated as operating activities in the statement of cash flows. Purchases and sales of investments made for the purposes of interest and dividend income and long-term capital appreciation are treated as investing activities in the statement of cash flows.

Property and Equipment - Property and equipment are carried at cost less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation over three to seven years on furniture and equipment. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the lease.

Leases – The Company determines if an arrangement is a lease at inception. The Company recognizes operating lease right-of-use (ROU) assets and liabilities at the lease commencement date based on the estimated present value of the lease payments over the lease term. The present value of the future lease payments is calculated for each operating lease using each respective remaining lease term and a corresponding estimated incremental borrowing rate, which is the interest rate that the Company estimates the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments. The lease term is defined as the noncancelable period of the lease plus any options to extend when it is reasonably certain that the Company will exercise the option.

The Company excludes variable lease payments (such as payments based on an index or reimbursements of lessor costs) from its initial measurement of the lease liability. The Company recognizes leases with an initial term of 12 months or less as lease expense over the lease term and those leases are not recorded on the balance sheet. The Company accounts for lease and non-lease components within a contract as a single lease component for the real estate leases.

Income Taxes – The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (Income Taxes). Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns.

New Accounting Standards Adopted – On January 1, 2020, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-13, Measurement of Credit Losses on Financial Instruments, which establishes Accounting Standards Codification (ASC) 326, Financial Instruments – Credit Losses. This ASU was adopted using a modified-retrospective approach. The ASU, along with related amendments, revised the measurement of credit losses for financial assets measured at amortized cost from an incurred loss to an expected loss methodology. Expected credit losses are measured based on historical experience, current conditions and forecasts that impact the collectability of the amount. The ASU affects receivables, debt securities, and most other financial assets that represent a right to receive cash.

The Company held loan receivables as of January 1, 2020, which were transferred to the Parent when the distribution was made on December 4, 2020. The Company believes there was no impact on the financial statements as of the adoption date and as of the year-end.

3. REVENUES

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred, and discretion in establishing the price.

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts using an investment advisory reporting platform. The Company provides ongoing investment advice and performs administrative services on these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's investment advisory services is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. The value of the client portfolio can be determined on a monthly basis.

The Company provides advisory services to select clients through a third-party investment manager who manage their clients' investment portfolio. The Company is the principal in many of these arrangements as the Company is responsible for satisfying certain performance obligations, including hiring and firing the third-party investment manager. In other instances, the Company may refer its clients to a third-party investment platform and receive a share in the asset-based fees charged to the client by the third-party.

The Company also provides asset management services to Mirae Asset Global Investment (USA), LLC ("MAGI"), the Company's affiliate, for managing Mirae Asset Debt Investments I, DST ("MADI") and Mirae Asset Properties I, DST ("MAP").

In addition, the Company provides a certain general and administrative services to MASI for a fixed monthly fee of $16,100.

Dividends and Interest Income

The Company earns interest income from treasury bills, corporate bonds, certificate deposits, margin deposit and bank savings accounts. Additionally, dividend income is earned from mutual funds.

Rental Income

Rental income is earned on a straight-line basis from its subtenant. The Company earns rental income from one customer, which is a related party (Note 4).

Realized and Unrealized Gains (Losses)

The Company earns realized gains (losses) from the sale or settlement of investments. The Company records unrealized gains (losses) from changes in fair value of financial instruments held at fair value.

4. RELATED PARTY TRANSACTIONS

The Company has following transactions and balances with related parties as of and for the year ended December 31, 2020:

- The Company has a professional services agreement with the Parent to receive certain advisory services in relation to its investments. For the year-ended December 31, 2020, the Company incurred the expenses of $125,000, which is included in the professional fees in the accompanying statement of operations.

- The Company has a management agreement with MASI to provide the general administrative services to MASI. For the period from January 1, 2020 through December 4, 2020, the Company generated $172,200 as a management services income, which was included in net loss from discontinued operations in the accompanying statement of operations. The management services income of $16,100 from MASI is included in Advisory income in the accompanying statement of operations, and the same amount is recorded under accounts receivable in the accompanying statement of financial condition.

- MASI held beneficial interests in two trusts which are managed by Mirae Asset Real Estate Partners I, LLC (MAREP) and Mirae Asset Real Estate Debt Partners I, LLC (MAREDP). MAREP and MAREDP were created by Mirae Asset Global Investments (USA), LLC, a related party entity. MAREP and MAREDP sub-contracted certain administrative works to MAWM as a service provider. The aggregate service fee income for both trusts amounted to $353,145 for the year ended December 31, 2020, and the fee income is recorded under advisory revenue in the accompanying statement of operations. As of December 31, 2020, the outstanding balance of the service fee income receivable from MAREP and MAREDP was $219,526, and it was recorded under accounts receivable in the accompanying statement of financial condition. As of December 4, 2020, the beneficial interests in MADI and MAP amounted to $3,750,000 and $1,755,453, respectively, which were transferred to the Parent when the distribution was made on December 4, 2020.

- In 2018, the Company invested in an entity in the amount of $90,000,000 in return for 9,000 preferred stock shares and 6% voting interest. Various related parties of the Company also invested $270,000,000 in common shares and $140,000,000 in preferred shares. The Company and its related parties held 100% of the common and preferred shares in the investee. These proceeds were used to acquire an ETF solutions provider. Dividend income was approximately $4,000,000 for the period from January 1, 2020 through December 4, 2020, which was included in net loss from discontinued operations in the accompanying statement of operations. The dividend receivable of $4,000,000 was transferred to the Parent when the distribution was made on December 4, 2020.

- The Company entered foreign currency swap with Mirae Asset Securities (UK) Ltd., its sister company. The purpose of the swap was to hedge the Company's risk in fluctuation's in repayments of principal and interest in its private investment note. As part of entering into these swap arrangements, the Company made a margin deposit as collateral with its sister company. The margin in the amount of $294,323 was transferred to the Parent when the distribution was made on December 4, 2020.

- The company had an investment in held to maturity debt security in the amount of $5,963,500 as of December 4, 2020, which was managed by Mirae Asset Securities & Investments (USA), LLC). The foreign currency transaction income of $336,000 was generated under this investment for the period from January 1, 2020 through December 4, 2020, which was included in net loss from discontinued operations in the accompanying statement of operations. Approximately $5,900,000

net balance of this investment as of December 4, 2020 was transferred to the Parent when the distribution was made on December 4, 2020.

- The Company had one investment that was co-invested with its affiliate in Singapore. The Company made a partial collection from this investment on behalf of its affiliates and had a payable to its affiliates amounting to $340,842 as of December 4, 2020. This payable was transferred to the Parent when the distribution was made on December 4, 2020.

- The Company subleases its office space to MAGI with a base rental income of $8,020 per month plus parking, expiring April 2021. Total rental income from the related party was $96,586 for the year ended December 31, 2020. As of December 31, 2020, the Company has a security deposit received from MAGI amounting to $8,189 under this sublease agreement.

- For the year ended December 31, 2020, the Company purchased treasury bills for an aggregate amount of approximately $9,989,000 through Mirae Asset Securities (UK) Ltd., an affiliated foreign broker-dealer. The treasury bills, including those purchased in 2019, were redeemed at approximately $19,975,000 and there is no remaining balance as of December 31, 2020. The interest income generated from the treasury bill was $25,499 for the year ended December 31, 2020.

- The Company held an investment in ETF through MAS. This investment is recorded under Investments at fair value for the amount of $2,499,355 as of December 31, 2020. For the year ended December 31, 2020, the Company recorded an unrealized gain of $496,372 for this investment. In addition, the Company recorded an unrealized gain of $364,326 for the ETF held by MASI through MAS for the period from January 1, 2020 through December 4, 2020, which was included in net loss from discontinued operations in the accompanying statement of operations. The MASI's accounts with MAS for the amount of $2,863,653 under investment at fair value and cash and cash equivalent of $2,498,174 were transferred to the Parent when the distribution was made on December 4, 2020.

- The Company had an investment in Mirae Asset Disruptive Technologies Fund I, LP ("MADTF"), which is managed by MAGI, a related party. This investment of $6,273,443 was transferred to the Parent when the distribution was made on December 4, 2020. The unrealized gain of $450,806 and the realized loss of $1,407,287 were recorded for the period from January 1, 2020 through December 4, 2020, which were included in net loss from discontinued operations in the accompanying statement of operations.

- MASI had an investment in Mirae Asset Project Planet Fund I, LP ("MAPPFI"), of which the general partner is Mirae Asset Ventures II LLC, a related party. The investment in MAPPFT of $10,052,411 was transferred to the Parent when the distribution was made on December 4, 2020. The unrealized loss of $132,712 was recorded for the period from January 1, 2020 through December 4, 2020, which was included in net loss from discontinued operations in the accompanying statement of operations.

- MASI invested $10,000,000 in participating Class B shares of Sunrise SPC (Segregated Portfolio Company) attributable to Alpha Assai Fund SP. MAGI, a related party, is the investment manager of Alpha Assai. The balance as of December 31, 2020 is the same as the initial investment.

5. FAIR VALUE

The Company accounts for certain assets and liabilities in accordance with ASC 820, Fair Value Measurement and Disclosures that establishes a framework for measuring fair value. The framework defines fair value, and expands disclosures about fair value measurement. The standard provides a consistent definition of fair value which focuses on an exit price between market participants in an orderly transaction as prescribed by the guidance.

The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information and establishes a three-level hierarchy for fair value measurement based on the transparency of information used in the valuation of an asset or liability as of the measurement date. Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level I - Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. The type of assets and liabilities in Level I include listed equities and other securities held in the name of the Company and exclude listed equities and other securities held indirectly through commingled funds.

Level II - Pricing inputs, including broker quotes, are generally those other than exchange quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the asset and liabilities and include situations where there is little, if any market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation. Assets and liabilities that are included in this category generally include privately held investments and partnership interests.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended December 31, 2020, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

The assets measured at fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below as of December 31, 2020:

Assets	Level 1	Level 2	Level 3	Total Investments
Mutual funds - trading	$ 5,487,781	$ —	$ —	$ 5,487,781
Certificate deposits	200,000			200,000
ETF	2,995,726	—	—	2,995,726
Total investments, at fair value	$ 8,683,507	$ —	$ —	$ 8,683,507

The fair value of the mutual funds, Certificate deposits, and ETF are the market value based on quoted market prices.

6. PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment are comprised of the following:

Computer and office equipment	$	72,263
Furniture and fixture		140,115
Leasehold improvements		1,558,005
Total		1,770,383
Less accumulated depreciation and amortization		(879,019)
	$	891,364

Depreciation and amortization expense of the continuing operations for the year ended December 31, 2020 was approximately $218,000.

7. LEASES

The Company's operating leases are comprised of real estate and office equipment, and the Company does not have any finance leases as of December 31, 2020. Operating leases are included in operating ROU assets, and operating lease liabilities in the statement of financial condition.

The components of lease cost for the year ended December 31, 2020 was as follows:

Operating lease cost	$	464,170
Short-term lease cost		—
Finance lease cost		—
Total	$	464,170

Supplemental cash flow information for leases for the year ended December 31, 2020 was as follows:

Cash paid for amounts included in the measurement of lease liabilities	$	382,970
ROU assets obtained in exchange for lease obligations	$	—

ROU assets for operating leases at 12/31/2020 were comprised of the following:

Real Estate		Equipment		Total	
$	1,468,578	$	4,458	$	1,473,036

Lease expense for operating leases, consisting of lease payments, is recognized on a straight-line basis over the lease term. The Company's leases have remaining lease terms of 4 to 70 months.

A reconciliation of the undiscounted cash flows to the discounted operating lease liabilities at 12/31/2020 was as follows:

Year ending December 31:	Undiscounted future lease payments	
2021	$	325,687
2022		304,821
2023		313,319
2024		322,535
2025 and thereafter		615,794
Total lease payments		1,882,156
Less interest		(134,824)
Total	$	1,747,332

Weighted-average remaining lease term and weighted-average discount rate at 12/31/2020 are as follows:

Weighted-average remaining lease term	69 months
Weighted-average discount rate	2.57%

8. STOCKHOLDER'S EQUITY

On April 22, 2020, the board of directors approved the distribution of the equity interest in MASI, cash, and one private equity fund to the Parent, as part of a reorganization among the U.S. entities. In accordance with ASC 805, the transfer was treated as a transaction under common-control, and the transaction was accounted for on a carryover basis.

The carrying amounts of the net assets transferred on the distribution date, December 4, 2020, were as follows:

Equity interest in MASI		
Total assets, including cash and cash equivalent of $5,379,530	$	276,976,255
Total liabilities		(507,132)
Net assets		276,469,123
Cash		37,000,000
Investments, at fair value		6,273,443
Total	$	319,742,566

For this distribution, the Company first decreased retained earnings as of December 3, 2020, and charged the remaining amount to additional paid-in capital in the accompanying balance sheet. As a result, the Company's retained earnings and additional paid-in capital in the accompanying balance sheet were decreased by $8,583,746 and $311,158,820, respectively.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2020, the Company had net capital of $7,750,931 which was $7,500,931 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 8.38%.

10. DISCONTINUED OPERATIONS

On December,4, 2020, the Company transferred the equity interest in MASI to the Parent for the carrying amount of the distribution date, as described in Note 8. MASI had been considered as a separate business segment operating investment business. MASI's operating results for the period through the date of the distribution were classified as discontinued operations.

The following table presents the operating results of the Company's discontinued operation for the period from January 1, 2020 through December 4, 2020:

Revenue	$	10,140,165
Expenses		(24,397,550)
Loss before income tax benefits		(14,257,385)
Income tax benefits		2,702,404
Net loss from discontinued operations	$	(11,554,981)

The cash flows of the discontinued operations prior to the distribution date have been included in, and not separately reported from, the Company's cash flows. The following table presents the cash flows of the discontinued operations for the period from January 1, 2020 through December 4, 2020:

Cash flows from operating activities		
Net loss	$	(11,554,981)
Adjustments:		
Bad debt		23,123,241
Deferred tax assets		(2,702,404)
Foreign exchange gain		(357,000)
Unrealized gain		(224,866)
Realized loss, net		445,801
Depreciation and amortization		14,646
Other		(389,396)
Change in operating assets and liabilities, net		8,590,619
Net cash provided by operating activities	$	16,945,660
Cash flows from investing activities		
Purchases of equity method investment, net		(30,764,754)
Proceeds from sale of available-for-sale debt securities		15,469,592
Proceeds from sale of held for investment		1,400,000
Net cash used in investing activities		(13,895,162)
Net cash used in financing activities		(1,000,000)
Net increase in cash	$	2,050,498

11. INCOME TAXES

Income tax expenses for the year ended December 31, 2020 is summarized as follows:

	Current		**Deferred**		**Total**	
Federal	$	—	$	(2,795,239)	$	(2,795,239)
State		77,939		(457,285)		(379,346)
	$	77,939	$	(3,252,524)	$	(3,174,585)

The difference between the effective tax rate and the federal statutory rate was mainly due to state income taxes, permanent difference items, and change in the valuation allowance and state tax rates. The income tax effect of each type of temporary differences that gave rise to a significant portion of the net deferred tax asset as of December 31, 2020 is as follows:

	Total
Deferred tax assets:	
Bad debts	$ 3,702
Capital loss	92,857
Lease accounting	70,876
Net operating losses	2,086,653
State taxes - prior year	78,771
Other	30,525
Less valuation allowance	—
Deferred tax asset, net	2,363,384
Deferred tax liabilities:	
Depreciation	(106,963)
Unrealized gain	(246,713)
Available-for-sale securities	(28,684)
Other	(3,836)
Deferred tax liability	(386,196)
Deferred income tax assets, net	$ 1,977,188

There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of and for the year ended December 31, 2020. The Company files income tax returns in the federal jurisdiction, as well as state jurisdictions, and are subject to routine examinations by the respective taxing authorities. The tax years from inception through December 31, 2020 remain subject to examination by all major taxing authorities due to net operating loss carryovers. At December 31, 2020, the Company has net operating loss carryforwards available to offset future federal taxable income of approximately $8,419,023 for federal income tax purposes.

The Company is no longer subject to U.S. federal income tax examination for years before 2017 or state income tax examination for years before 2016.

12. SAVINGS PLAN

The Company offers their employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Eligible employees were permitted to contribute up to 96% of their compensation up to the legal limit. The Company matches 100% of each employee's contributions up to a maximum of 6% of employee's compensation. Matched contributions are fully vested immediately. Participation in the 401(k) Plan is available to all full-time employees of the Company and employees are eligible on the first of the month following 90 days of employment. The Company made $46,310 in matching contributions to the 401(k) Plan for the year ended December 31, 2020 and is included in salaries and related expenses in the accompanying statement of operations.

13. COMMITMENTS AND CONTINGENCIES

The Company has subleased one of their office spaces to a related party under a noncancellable agreement which expires on April 30, 2021, (see Note 4) and requires monthly rental income from the leases of $8,020 plus utilities and parking.

In the normal course of its business, the Company indemnifies and guarantees providers, such as clearing and custody agents against specified potential losses in connection to acting as an agent of, or providing services to, the Company or its affiliates.

The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

14. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 30, 2021, the date the financial statements were issued.